SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Mexican Economic Development, Inc.

(Translation of Registrant’s Name Into English)

Mexico

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.

Colonia Bella Vista

Monterrey, Nuevo León 64410

Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐        No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐        No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in

connection with Rule 12g3-2(b): 82-                    .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2005	FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

	By:	/S/ FEDERICO REYES
	Name:	Federico Reyes
	Title:	Executive Vice President of Finance and Planning

FEMSA Announces Global Equity Offering

Monterrey, Mexico, May 11, 2005 — Fomento Económico Mexicano, S.A. de C.V. (“FEMSA”) (NYSE:FMX) (BMV:FEMSA UBD) (BMV:FEMSA UB) today announced that it is commencing a public offering of 70,000,000 of its BD Units (including BD Units in the form of American Depositary Shares, or ADSs). The BD Units in the form of ADSs will be offered in an international offering and in the form of BD Units in a concurrent offering in Mexico.

Each ADS consists of 10 BD Units and each BD Unit consists of one Series B Share, two Series D-B Shares and two Series D-L Shares, each without par value, of FEMSA. FEMSA will also grant the underwriters an option to purchase up to an aggregate of 10,500,000 BD Units (including BD Units in the form of ADSs) to cover over-allotments, if any.

Concurrently with the international offering, FEMSA is offering up to an aggregate of 45,895,650 of its B Units in Mexico. In addition, concurrently with any exercise of the over-allotment option with respect to the BD Units (including BD Units in the form of ADSs), a proportionate number of B Units will be offered to purchasers of B Units in the Mexican B Unit offerings, which will equal up to 6,884,350 additional B Units.

The proceeds of the offerings will be used to repay bridge loans incurred to purchase the 30% of FEMSA’s subsidiary FEMSA Cerveza previously owned by affiliates of Interbrew in August 2004 and to repay other indebtedness.

The international offering will be led by Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated. The concurrent Mexican offering of BD Units will be led by Acciones y Valores Banamex, S.A. de C.V., Casa de Bolsa, Integrante del Grupo Financiero Banamex and Casa de Bolsa BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer.

A registration statement relating to the BD Units has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. The BD Units and ADSs may not be sold and offers to buy the BD Units or ADSs may not be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the BD Units or ADSs in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

3

The offering is made solely by prospectus. Copies of the preliminary prospectus relating to the international offering, when available, may be obtained from Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220, telephone: 718-765-6732 or Morgan Stanley & Co. Incorporated, 1585 Broadway, Level B, New York, New York 10036, telephone: 212-761-6775, prospectus@morganstanley.com.

FEMSA is the largest integrated beverage company in Latin America with a portfolio of leading beer and soft drink brands. FEMSA is the second largest brewer in Mexico with brands that include Tecate, Dos Equis and Sol. Through its subsidiary, Coca-Cola FEMSA, FEMSA is the largest Coca-Cola bottler in Latin America and the second largest in the world. FEMSA sells its products through approximately two million points of sale, which serve a population of over 170 million people in nine countries, including some of the most populous metropolitan areas in Latin America, such as Mexico City, São Paulo and Buenos Aires. FEMSA operates Oxxo, the largest convenience store chain in Mexico, with 3,563 stores at March 31, 2005.

4